SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release announcing first half 2007 results.

press release

Paris, 2 August 2007

first half 2007 results: revenues up nearly 2%, stabilization of the operating profit and confirmation of the 2007 objectives

➢	revenues up by 1.9% on a comparable basis to €25.9 billion (up 2.1% on an historical basis), reflecting a good second-quarter performance

•	strong growth in revenues from emerging markets, which represented 13% of consolidated revenues at the end of June 2007, compared with 10% at the end of June 2005

•	stabilization of revenues in Western Europe and steady performance in France where revenues grew 0.7%

➢	gross operating margin grew 1.9% (on a comparable basis) to €9.4 billion with the GOM rate stable at 36.3% of revenues

➢	improvement in Group consolidated net income at €3.3 billion, compared with €2.3 billion in the first half of 2006 (or €2.4 billion versus €2.2 billion on a comparable basis)

➢	organic cash flow increased €138 million (on a comparable basis) to €3.3 billion

➢	net financial debt reduced to €42.1 billion after payment of dividends for 2006 (for a net debt/GOM ratio of 2.25 ) versus €47.2 billion at 30 June 2006

➢	the first half results enable the Group to reaffirm its confidence in achieving the 2007 objectives:

•	near stabilization of the gross operating margin rate

•	organic cash flow generation of €6.8 billion

key figures*

	30 June 2007	30 June 2006	30 June 2006	Change	Change
In billions of euros		historical basis	comparable basis (unaudited)	historical basis	comparable basis (unaudited)
Consolidated revenues	25.913	25.371	25.422	2.1%	1.9%
Of which:
Personal Communication Services	14.107	13.429	13.473	5.0%	4.7%
Home Communication Services	11.168	11.127	11.223	0.4%	-0.5%
Enterprise Communication Services	3.800	3.820	3.845	-0.5%	-1.2%
Inter-segment eliminations	-3.162	-3.005	-3.119	5.2%	1.3%
Gross Operating Margin (GOM)	9.416	9.258	9.236	1.7%	1.9%
GOM/Revenues	36.3%	36.5%	36.3%	-0.2pt	0.0pt
GOM by business segment:
Personal Communication Services	4.974	4.884	4.788	1.8%	3.9%
Home Communication Services	3.795	3.542	3.701	7.1%	2.5%
Enterprise Communication Services	0.648	0.833	0.749	-22.2%	-13.5%
Inter-segment eliminations	-0.001	-0.002	-0.002	-5.9%	-5.9%
Operating income	5.463	5.139
Consolidated net income[1]	3.308	2.346
CAPEX (excluding GSM and UMTS licenses)	2.967	3.047	3.053	-2.6%	-2.8%
CAPEX/Revenues	11.4%	12.0%	12.0%	-0.6 pt	-0.6 pt
Organic cash flow	3.260	3.314	3.122	-1.6%	4.4%

	30 June 2007	31 December 2006 Historical basis
Net financial debt	42.113	42.017
Net financial debt/GOM	2.25	2.27

*In this press release, first half results as well as results given on a comparable basis are unaudited

The Board of Directors of France Telecom SA met on 1 August 2007 and reviewed the Group’s financial statements as at 30 June 2007.

Commenting on the first half results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “Today, we are at the mid-point of the NExT plan which is bringing about profound changes in the Group and its businesses. Our performance has improved, with growth in revenues of nearly 2% and a stabilization of the gross operating margin. These good results arise both from our enhanced offers in mature markets and from the Group’s growth in fast-growing markets. In the realm of innovation, the creation of a network of 17 Orange Labs is helping to create products and services that meet consumer expectations, as ilustrated by the success of unik, already chosen by close to 300,000 customers, and the first commercial offers of fibre to the home. Nonetheless, the competitive and regulatory environment remains challenging and so the Group continues to focus on optimizing costs. I am absolutely confident today that we will achieve our objectives for the full year of 2007. Our team is fully engaged toward this end as well as preparing for 2008.”

1 Net income attributable to shareholders of France Telecom SA comments on key Group figures

revenues

In the second quarter of 2007, consolidated revenues for the France Telecom group totalled €13.068 billion, as compared with €12.755 billion in the second quarter of 2006, an increase of 2.5% on an historical basis. On a comparable basis, the second quarter 2007 increase was 2.1% compared with a 1.8% increase in the first quarter. The improved growth in the second quarter of 2007 was driven by mobile services and enterprise services.

For the first half of 2007, consolidated revenues for France Telecom totalled €25.913 billion, an increase of 2.1% on an historical basis. The favourable impact of changes in the scope of consolidation (€126 million), in particular the integration of Diwan, Neocles and Silicomp in the Enterprise segment, the full consolidation of subsidiary JTC in Jordan and the sale of FTMSC (satellites), was partly offset by the unfavourable impact of exchange rates (-€52 million), generated mainly by the depreciation of the dollar.

On a comparable basis, France Telecom’s first-half revenues grew 1.9%, fuelled by growth in markets with high growth potential2 , which recorded a 15.7% increase in revenues. Revenues from mature Western European markets2 improved and were up slightly, by 0.1% year on year, compared with a 0.8% decrease for the full year 2006.

gross operating margin

In the second quarter of 2007, gross operating margin (GOM) totalled €4.759 billion, an increase of 1.9% on a comparable basis in relation to the second quarter of 2006, in line with the 2.0% increase recorded for the first quarter. The improvement in revenue growth in the second quarter of 2007 was offset by increased commercial expenses.

For the first half of 2007, France Telecom’s GOM totalled €9.416 billion compared with €9.258 billion in the first half of 2006, a 1.7% increase on an historical basis and a 1.9% increase on a comparable basis. The GOM rate (ratio of Gross Operating Margin to revenues) was 36.3% for the first half of 2007, the same level as for the first half of 2006 on a comparable basis (36.5% on an historical basis). The result is in line with the announced objective of “near stabilization of the GOM rate in 2007 compared with the previous year.” The GOM rate achieved for 2006 as a whole was 35.9%.

The stabilization of the Group’s GOM rate in the first half of 2007 on a comparable basis is due to the improvement in Home Communication Services, for which the GOM rate was up by 1.0 percentage points from the first half of 2006, compensating for the 2.5 point drop in the GOM rate for Enterprise Communication Services. The GOM rate for Personal Communication Services stabilized at the level of the Group (-0.2 points on a comparable basis).

On a comparable basis, the 1.9% growth in revenues and the 1.8% decrease in service fees and inter-operator costs (due to the decrease in call termination rates) outweigh the 3.0% increase in commercial expenses and the increase in other operating expenses (miscellaneous taxes and provisions for trade receivables).

In accordance with the objective announced for 2007, the increase in commercial expenses remains under control, with a ratio of commercial expenses to revenues of 14.2% for the first half of 2007, little changed in relation to the rate for the first half of 2006 (14.0%).

Labour expenses were down 0.2% on a comparable basis (up 0.9% on an historical basis), a 0.4 point decrease as a percentage of revenues. The number of employees went from 198,032 at 30 June 2006 to 190,117 at 30 June 2007, a 4.0% decrease on a comparable basis (a 2.5% decrease on an historical basis).

operating income

First-half 2007 operating income for the Group totalled €5.463 billion, up from €5.139 billion in the first half of 2006, an increase of €324 million resulting from:

-	a €158 million increase in gross operating margin;

-	a €317 million increase in gains on disposal of assets, due in particular to an additional consideration related to the 2005 disposal of France Telecom’s holding in Tower Participations;

-	a €116 million decrease in the impairment of non-current assets, with the first half of 2006 affected by the migration of Equant’s operations to the Orange brand

[2]	See glossary.

These results were partially offset by:

-	a €175 million increase in amortization expenses, due mainly to the increased investment in mobile services, particularly in Spain and in countries with high growth potential;

-	a €118 million increase in share-based compensation linked to a new compensation scheme in connection with the NExT plan.

net income

Consolidated net income after tax for France Telecom totalled €3.624 billion in the first half of 2007, up from €2.759 billion in the first half of 2006, an increase of €865 million year on year, corresponding to:

-	a €324 million increase in operating income;

-

a €671 million decrease in income tax resulting from the recognition of deferred tax assets in France for the first half of 2007 and from the change in the income tax rate in the United Kingdom, which lowered the deferred tax expense for the period;

-	a €132 million decrease in consolidated net income after tax for discontinued operations, as no consolidated net income after tax for discontinued operations was recognized in the first half of 2007;

-

the stability of financial income and expenses, which was up €2 million compared with the previous period. The favourable impact of average net financial debt reduction in the first half of 2007 compared with the first half of 2006 is offset by the increase in the weighted average cost of net financial debt in the comparison of the two periods

Minority interests totalled €316 million in the first half of 2007, compared to €413 million in the first half of 2006, a decrease of €97 million due to the disposal of PagesJaunes in October 2006.

Net income attributable to shareholders of France Telecom SA totalled €3.308 billion in the first half of 2007, compared with €2.346 billion in the first half of 2006, a €962 million increase reflecting the improvement in consolidated net income after tax and the decrease in minority interests. Excluding non re-curring items, net income was €2.416 billion compared with €2.237 billion in the first half of 2006.

The impact from non-recurring items taken into account consistsof:

-	income of €409 million from disposals of assets in the first half of 2007 and of €133 million in the first half of 2006;

-	the free share programme, which resulted in an expense of €128 million in the first half of 2007;

-	proceeds from deferred tax assets totalling €611 million in the first half of 2007 and €76 million in the first half of 2006;

-	impairment of goodwill, which came to €100 million in the first half of 2006 capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) decreased to €2.967 billion in the first half of 2007, down 2.6% on an historical basis and down 2.8% on a comparable basis.

The decrease in investments in mature countries, particularly France and the United Kingdom, was partially offset by increased investments in countries with high growth potential, in particular Egypt, Senegal and the Dominican Republic.

The ratio of CAPEX to revenues was 11.4% in the first half of 2007, compared with 12.0% in the first half of 2006. This slight decrease between the two half-year periods is due to the different timing of investments in 2006 and 2007. CAPEX to revenues for the first half of 2007 is in line with the announced objective of about 13.0% for the full year of 2007.

organic cash flow

The Group’s organic cash flow totalled €3.260 billion euros in the first half of 2007, down from €3.314 billion in the first half of 2006, a decrease of €54 million on an historical basis.

In comparable terms (i.e. excluding the contribution of PagesJaunes Group in the first half of 2006, an operation that was disposed of on 11 October 2006), France Telecom’s organic cash flow increased by €138 million compared with the first half of 2006 (up 4.4%) due to the growth in net cash provided by operating activities.

net financial debt

France Telecom’s net financial debt totalled €42.113 billion as at 30 June 2007, compared with €42.017 billion at 31 December 2006, essentially stable after payment of €3.648 billion in dividends for France Telecom and its subsidiaries for the first half of 2007. The ratio of net debt to gross operating margin was 2.25 at 30 June 2007 compared with 2.27 at 31 December 2006 and 2.49 at 30 June 2006. This is in line with the objective of a ratio of less than 2.0 by the end of 2008.

Outlook for 20073

These first-half results allow the Group to reaffirm its confidence in achieving its 2007 objective of maintaining organic cash flow at €6.8 billion, adjusted for the disposal of PagesJaunes Group at the end of 2006.

Considering the moderate growth in the markets in which the Group operates, this objective rests on a near stabilization of the gross operating margin rate by strengthening the Group’s current cost reduction and optimization programme and maintaining the rate of investment at 2006 levels.

The Group maintains its objective of a ratio of net debt to gross operating margin of less than 2 by the end of 2008.

[3]

Achieving these objectives is by nature subject to numerous risks and uncertainties liable to lead to material differences between the stated objectives and the actual results achieved. The most important risks are explained in chapter 4, “Risk Factors”, of the 2006 Reference Document. This analysis of the main risks is still valid as of the date of publication of this press release for the assessment of major risks and uncertainties for the second half of 2007.

review by business segment

Personal Communication Services

In millions of euros	Half year ended 30 June
	2007	2006	2006	2007 /2006	2007 /2006
		comparable basis	historical basis	comparable basis	historical basis

		(unaudited)		(unaudited)
Revenues	14 107	13 473	13 429	4.7%	5.0%
Gross Operating Margin (GOM)	4 974	4 788	4 884	3.9%	1.8%
GOM / Revenues	35.3%	35.5%	36.4%
CAPEX (excluding licenses)	1 537	1 527	1 586	0.6%	-3.1%
CAPEX / Revenues	10.9%	11.3%	11.8%

Revenues from Personal Communication Services (PCS) totalled €14.107 billion for the first half of 2007, a 5.0% increase on an historical basis. On a comparable basis, the increase was 4.7%, driven by higher revenues in countries with high-growth potential and, to a lesser extent, by growth in the United Kingdom and Spain. The number of mobile customers (excluding MVNOs) for the Group totalled 102.5 million at 30 June 2007, representing growth of 14.9% on a comparable basis. The customer base continued to grow steadily in the second quarter of 2007 with 2.44 million additional customers, compared with 2.47 million in the previous quarter.

The number of mobile broadband customers (EDGE and UMTS) tripled in one year to 8.94 million at 30 June 2007 (5.22 million of which were in France), compared with 2.92 million customers at 30 June 2006 (1.9 million of which were in France). The MVNO customer base in Europe grew significantly, from 532,000 customers at 30 June 2006 to 1.43 million at 30 June 2007, 1.11 million of which were in France and 150,000 in the Netherlands.

PCS France revenues totalled €4.828 billion for the first half of 2007, growing 0.1% on both an historical and a comparable basis. Excluding the impact of the reduction in call termination rates (estimated at -€153 million for the first half of 2007), revenue growth stood at 3.4%, reflecting the 4.5% growth in the number of customers (23.403 million at 30 June 2007, excluding MVNOs).

The customer mix is improving steadily:

-	the percentage of contract customers rose by 1.4 points to 64.3% at 30 June 2007, compared with 62.9% a year earlier;

-	the number of broadband customers (EDGE and UMTS) nearly tripled in one year and represented 22% of the total customer base at 30 June 2007

Data services revenues were up by 11.1% driven by non-messaging data services which represented more than half of data services revenues in the first half of 2007. The proportion of network revenues (excluding MVNOs) represented by all data services rose to 17.2% in the first half of 2007, compared with 15.5% in the first half of the previous year.

PCS United Kingdom revenues totalled €3.015 billion in the first half 2007, up 5.0% on an historical basis and 3.1% on a comparable basis.

With 15.165 million customers at 30 June 2007, the customer base grew 1.4% in one year. The number of contract subscribers was up 9.6% and represented 34.2% of the customer base at 30 June 2007, up from 31.6% a year earlier. The number of broadband UMTS customers more than doubled in one year to 1.368 million customers at 30 June 2007.

Data services revenues grew 11.6% due largely to non-messaging data services. The proportion of network revenues (excluding MVNOs) represented by all data services rose to 21.3% in the first half of 2007 from 19.4% in the first half of 2006.

PCS Spain revenues totalled €1.676 billion up 2.6% on both an historical and a comparable basis. The increase reflects the 9.2% growth in the number of customers under contract, which represented 52.6% of the total customer base at 30 June 2007, compared with 48.3% a year earlier. The number of broadband UMTS customers more than quintupled in one year to 925,000 at 30 June 2007. The positive effect of an improved customer mix was partially offset by the impact of the reduction in call termination rates (estimated at -€38 million) and the decrease in revenues from equipment.

PCS Poland revenues totalled €995 million for the first half 2007, up 8.0% on an historical basis and 6.8% on a comparable basis. The impact of the 17.3% growth in customers (13.056 million customers at 30 June 2007) was offset in part by the 10.4% decrease in ARPU due to the drop in prices for new offers and to the reduction in call termination rates (estimated at -€64 million). With 1.9 million customers added in one year, Orange Poland is strengthening its competitive position. Orange Poland’s market share for the first half of 2007 is estimated at 34.3%, compared with 34.0% for the first half of 2006.

PCS Rest of World revenues totalled €3.692 billion, an increase of 12.4% on an historical basis and 13.2% on a comparable basis. The customer base continued to grow rapidly, with 40.227 million subscribers at 30 June 2007, an increase of 33.4% in one year on a comparable basis. Growth in the number of subscribers was particularly strong in Egypt, Romania, Senegal and Jordan. The growth in the number of subscribers was partially offset by the impact of the reduction in call termination rates in certain countries (including Belgium, Switzerland and Romania) and by the impact of greater competitive pressures, especially in the Ivory Coast.

Gross operating margin for Personal Communication Services came to €4.974 for the first half of 2007, an increase of 1.8% on an historical basis and of 3.9% on a comparable basis.

The growth of the GOM on a comparable basis is due to:

-	strong growth in mobile services in countries with high growth potential (PCS Poland and PCS Rest of World segments);

-

improved GOM in France generated by the drop in service fees and inter-operator costs (reduction in call termination rates), partially offset by the increase in commercial expenses with the growth in broadband usage and subscriber retention programmes.

These favourable factors were offset in part by the drop in GOM:

-	in the United Kingdom due to increased service fees, inter-operator costs and commercial expenses;

-	in Spain due to the unfavourable impact of the reduction in call termination rates on revenue growth and the increase in service fees and inter-operator costs.

The gross operating margin rate stood at 35.3% for the first half of 2007, representing a 0.2-point decline in relation to the first half of 2006 on a comparable basis.

Capital expenditure on tangible and intangible assets (CAPEX, excluding GSM and UMTS licenses) was €1.537 billion for the first half of 2007, growing 0.6% on a comparable basis (decline of 3.1% on an historical basis). The increase in CAPEX to develop network capacity in countries with high growth potential was almost completely offset by the decrease in CAPEX in the United Kingdom resulting from the network-sharing agreement which is under discussion with Vodafone and by the levelling off of CAPEX in France following a more intensive investment period at the end of 2006.

Home Communication Services

In millions of euros	Half year ended 30 June
	2007	2006	2006	2007 /2006	2007 /2006
		comparable basis	historical basis	comparable basis	historical basis

		(unaudited)		(unaudited)
Revenues	11 168	11 223	11 127	-0.5%	0.4%
Gross operating margin (GOM)	3 795	3 701	3 542	2.5%	7.1%
GOM / Revenues	34.0%	33.0%	31.8%
CAPEX	1 232	1 326	1 261	-7.0%	-2.3%
CAPEX / Revenues	11.0%	11.8%	11.3%

Revenues from Home Communication Services (HCS) totalled €11.168 billion for the first half, a decrease of 0.5% on a comparable basis compared with the first half of 2006 (an increase of 0.4% on an historical basis). The downward trend for traditional telephone services observed in France, Poland and Spain is significantly offset by the rapid growth in ADSL broadband, particularly in France. The number of consumer ADSL broadband accesses in Europe totalled 10.524 million at 30 June 2007, representing annual growth of 23.1%. ADSL Multiservices also saw rapid growth, with 5.216 million Liveboxes installed, 3.640 million Voice over IP subscribers, and 872,000 ADSL television subscribers in Europe at 30 June 2007.

HCS France revenues totalled €8.838 billion, up 1.1% on a comparable basis and 1.4% on an historical basis. The number of consumer ADSL broadband accesses totalled 6.575 million at 30 June 2007, representing annual growth of 26.1%. At the same time, growth in ADSL Multiservices rose sharply with:

-	4.273 million Livebox rentals, an increase of 69.9% in one year; Liveboxes represented 65% of the ADSL accesses at 30 June 2007, up from 48% a year earlier;

-	3.017 million Voice over IP subscribers, twice the number of a year ago; Voice over IP services represent 46% of the number of ADSL accesses and more than 70% of the Livebox rentals;

-

837,000 ADSL television subscribers, almost three times the number at 30 June 2006. Added to this is the success of video on demand services (VOD), with 938,000 paying downloads in the first half of 2007

Revenues from traditional telephone services dropped 17.1% on both an historical and a comparable basis, due mainly to the decline in traditional telephone calling volumes as adoption of Voice over IP services increases.

Revenues from telephone line rentals were down slightly, by 0.4%, on both an historical and a comparable basis. The decline in the number of consumer telephone lines, due to the growth of full unbundling, wholesale line rentals and naked ADSL, was offset in part by the impact of the July 2006 increase in telephone line rental prices.

Carrier Services revenues rose 2.5% on a comparable basis (up 8.3% on an historical basis). Services to national operators saw steady growth due to the rapid growth of broadband services, with a 35.7% increase in the number of unbundled telephone lines and a 17.3% increase in the number of wholesale ADSL accesses (including naked ADSL). Added to this is the increased growth in wholesale line rentals during the second quarter of 2007. These favourable changes were partially offset by the drop in national interconnection traffic revenues and services provided to other business segments of the France Telecom group.

SCR Poland revenues totalled €1.421 billion, a decrease of 9.0% on a comparable basis (on an historical basis, the drop was limited to 7.9% due to favourable moves in the zloty exchange rate). Fixed services in Poland continued to be impacted by the migration of usage towards mobile phones and regulator-imposed cuts in call termination rates (cuts of 25% in November 2006 and of 10% in May 2007), set against a backdrop of stiffer competition.

These unfavourable factors were partially offset by the growth in ADSL broadband services and in enterprise network management services. Growth in the number of ADSL accesses was steady, totalling 1.864 million at 30 June 2007, compared with 1.402 million at 30 June 2006, an increase of 33.0% in one year.

HCS Rest of World revenues totalled €1.029 billion, up 7.2% on an historical basis due in part to the full consolidation of the Jordanian subsidiary JTC, effective 1 July 2006. On a comparable basis, HCS Rest of World revenues for the first half grew 2.0%. A limited decline in revenues in Spain and the United Kingdom was more than offset by growth in other countries, particularly the Ivory Coast and Senegal.

In Spain, the drop in traditional phone services was significantly offset by:

-

an increase in revenues from ADSL services linked to the 17.8% annual growth in the number of ADSL accesses and to the increasing share of these ADSL accesses sold unbundled from the telephone line (59% at 30 June 2007, compared with 41% a year earlier);

-	growth in services to other operators, particularly in connection to synergies with Orange Spain mobile services

In the United Kingdom, the drop in revenues from narrowband Internet and portals was largely compensated for by growth in revenues from ADSL broadband linked to the 8.6% increase in the number of ADSL accesses sold unbundled from the telephone line (23% at 30 June 2007, compared with 9% the previous year).

Gross operating margin for Home Communication Services came to €3.795 billion in the first half of 2007, an increase of 7.1% on an historical basis and of 2.5% on a comparable basis.

The growth of the GOM on a comparable basis is due to the 10.3% growth of GOM from HCS France generated by 1.1% growth in revenues and a 3.3% reduction in operating expenses resulting from lower service fees and inter-operator costs, labour expenses, and commercial expenses.

These favourable effects were partially offset by a decrease in revenues in Poland, due to a series of call termination rate cuts, and from a downturn in narrowband Internet services and portal revenues in the United Kingdom.

Overall, the gross operating margin rate (GOM / revenues) from Home Communication Services improved by 1.0 points on a comparable basis (improvement of 2.2 points on an historical basis).

Capital expenditure on tangible and intangible assets (CAPEX) for Home Communication Services totalled €1.232 billion in the first half of 2007, a drop of 7.0% on a comparable basis (a decline of 2.3% on an historical basis). CAPEX represented 11.0% of revenues in the first half of 2007, compared with 11.8% in the first half of 2006 on a comparable basis (11.3% on an historical basis).

Much of the decline in CAPEX was attributable to HCS France, which saw a significant decrease in investments in IT and customer service platforms following the high levels recorded for the first half of 2006. Added to this is the reduction in CAPEX in the United Kingdom and Spain, while CAPEX in Poland grew 5.0% driven by IT services.

Enterprise Communication Services

In millions of euros	Half year ended 30 June
	2007	2006	2006	2007 / 2006	2007 /2006
		comparable basis	historical basis	comparable basis	historical basis

		(unaudited)		(unaudited)
Revenues	3 800	3 845	3 820	-1.2%	-0.5%
Gross operating margin (GOM)	648	749	833	-13.5%	-22.2%
GOM / Revenues	17.0%	19.5%	21.8%
CAPEX	198	200	200	-1.4%	-1.2%
CAPEX / Revenues	5.2%	5.2%	5.2%

Revenues from Enterprise Communication Services totalled €3.8 billion for the first half of 2007. On an historical basis, the consolidation of Diwan, Silicomp and Neocles, partially offset by the unfavourable impact of exchanges rates, limited the decline in revenues to 0.5% compared with the first half of 2006.

On a comparable basis, revenues dropped 1.2%, confirming the deceleration of the decline observed in the second half of 2006, which saw a decline of 3.0% after falling by 6.7% in the first half of 2006. The improvement relates to traditional data services which today are less affected by the migration towards IP network services. Traditional phone services continued their downward trend due to the drop in the volume of telephone calls and rate cuts.

Advanced Business Network services reported a 6.9% increase in revenues on a comparable basis (increase of 4.5% on an historical basis) due to the growth of IP network services. The number of IP-VPN accesses in the world rose by 19.6% in one year to 273,000 at 30 June 2007. Similarly, uptake of the Business Everywhere mobility offer increased by 18.7%, with 525,000 users in France at 30 June 2007.

Revenues from Extended Business Services rose 12.8% on a comparable basis, driven by the growth of service platforms and customer support centre operations linked to the management of business data networks (the 40.0% increase on an historical basis is largely due to the consolidation of Diwan, Silicomp and Neocles).

The 14.3% growth in Other Business Services on a comparable basis (up 6.9% on an historical basis) reflects the growth in sales of business network equipment with the implementation of major contracts in France and abroad.

Revenues from ICT services4 were up 15.5% in the first half of 2007 on a comparable basis, representing 24.3% of Enterprise Communication Services revenues from external customers in the first half of 2007, compared with 20.8% in the first half of the previous year.

Gross operating margin totalled €648 million, down 13.5% on a comparable basis in relation to the previous year. The drop in the GOM reflects competitive pressures, particularly on international enterprise network operations, the effect of the migration to IP solutions and the transformation of the business model towards a growing share of service operations. The ratio of GOM to revenues dropped by 2.5 points on a comparable basis.

Capital expenditure on tangible and intangible assets (CAPEX) totalled €198 million in the first half of 2007, at a similar level to that of the first half of the previous year. This relates to investments in enterprise network connectivity and customers’ increasing migration towards IP.

[4]	See glossary.

principal events and transactions during the first half of 2007

•	disposals
•

Following the disposal of France Telecom’s former co-shareholders’ holding in Tower Participations (the company holding TDF), France Telecom received an additional consideration of €254 million in January 2007 and accordingly recognized income from the disposal before tax of € 307 million, including a previously deferred €53 million gain.

•

France Telecom received €110 million in February 2007 following the sale by Eurazeo of its holding in Eutelsat Communications and the disposal of its entire holding in Bluebirds Participations France in May 2007. The corresponding income on the disposal before tax was €104 million in the first half of 2007.

•

In May 2007, France Telecom announced that it had begun a formal process to review offers to acquire its Dutch subsidiary. Accordingly, Orange’s assets in the Netherlands are presented in the financial statements of the first half of 2007 as earmarked for disposal.

•	acquisitions and investments
•

In January 2007, France Telecom acquired a controlling stake of approximately 54% of the capital of Groupe Silicomp for €50 million in cash. In February 2007, France Telecom launched a standing market offer (garantie de cours) for all the shares and the Silicomp 2007 share purchase warrants not held by France Telecom. Pursuant to this transaction, France Telecom acquired an additional holding of 36.5% for €43 million. France Telecom continues to buy shares and share purchase warrants and held 91.4% of Silicomp’s shares and 95% of its share purchase warrants at 30 June 2007. A net disbursement of €89 million has been made for this transaction.

•

In March 2007, France Telecom announced the expansion of its African operations through two transactions carried out by Sonatel, namely the acquisition of the third mobile telecommunication license in Guinea Bissau and the purchase of a mobile telecommunication license in Guinea. France Telecom also announced the acquisition of a mobile and Internet license in the Central African Republic in April 2007.

•

In May 2007, Mobistar, a company 50.2% owned by France Telecom, announced the agreement to acquire 90% of the capital of Luxembourg mobile operator VOXmobile for €80 million. The acquisition was completed on 2 July 2007.

•

In June 2007, France Telecom announced the acquisition of the entire capital of Spanish company Ya.com, the third largest ADSL provider in Spain, for an enterprise value of €320 million. This transaction was completed on 31 July 2007.

•

In June 2007, a consortium formed by investment fund Mid Europa Partners and France Telecom agreed to acquire all of the share capital of One GmbH, the third largest mobile phone operator in Austria, for an enterprise value of €1.4 billion. The amount received by France Telecom for the disposal of its current 17.45% holding in One GmbH and from the repayment of its shareholder loan will be partially reinvested to hold 35% of the consortium, which will be controlled by Mid Europa Partners with a 65% stake. The completion of this transaction is subject to approval by competition authorities.

•	adoption and implementation of regulatory measures

•

On 21 May 2007, Orange introduced new portability terms and conditions for mobile numbers in France. Portability, which allows one to change mobile service providers while keeping the same telephone number, is now simpler (through a “one-stop-shop”) and faster (10 days). The termination notice period has also been shortened to 10 days.

•

At the end of June 2007, the European Union adopted regulations capping retail rates for international voice roaming in Europe: 49 euro cents per minute in 2007 for outgoing calls and 24 cents for incoming calls. The new regulations will become effective in the third quarter of 2007.

•	acquisition of own shares

•

In March 2007, France Telecom acquired 9,113,884 of its own shares as part of its 2006 share buyback programme, at a cost of €180 million. A description of the programme was published on 19 March 2007.

•

In May 2007, France Telecom set up a liquidity contract on its ordinary shares with a financial institution to increase share liquidity and reduce excess volatility. A total of €100 million was allocated to implementation of the contract. As of 30 June 2007, France Telecom had acquired 1,400,000 of its own shares under this contract.

France Telecom held a total of 10,513,884 of its own shares as at 30 June 2007.

•	distribution of free shares and stock option plan

•

To encourage employees to rally around the objectives of the NExT plan, the Board of Directors decided in April 2007 to set up a new scheme to compensate employees for their efforts in connection with this programme. The scheme consists of the distribution of free shares, the terms of which were decided by the Board of Directors on 25 April 2007 for all employees in France:

-	number of shares allotted: about 10.5 million

-	distribution period: 2 years from the date of allotment, or until 24 April 2009

-	vesting period: 2 years from the date of distribution, or until 25 April 2011

The distribution of shares is subject to performance conditions related to the generation of organic cash flow in 2007 and 2008, as provided in the NExT plan, and of additional organic cash flow covering the cost of the plan to distribute free shares.

•

In the first half of 2007, France Telecom allotted about 10.1 million stock options to some of its executives and managers with a key level of responsibility or expertise for the Group. The exercise price for the 10-year stock options was set at €21.61 per share.

•	disposals of existing shares by the French State

On 25 June 2007, the French State disposed of 130 million existing shares of France Telecom, representing 5% of its share capital. In accordance with the French law of 6 August 1986, 14.4 million shares will be offered to employees. As of 30 June 2007, the French State held, directly and indirectly through ERAP, 27.4% of the share capital and 27.5% of the voting rights of France Telecom SA.

•	bond issuance

In February 2007, France Telecom completed a €2.5 billion bond issue in two tranches: a five-year €1 billion tranche bearing interest at 4.375%, and a ten-year €1.5 billion tranche bearing interest at 4.75%.

schedule of upcoming events

➢	25 October 2007 – 7:30: Press release, 3rd quarter 2007 revenues

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com	financial communication contacts: +33 1 44 44 89 23 Vincent Benoit Vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation for the first half 2007 results can be viewed on the France Telecom website at:

http://www.francetelecom.com

This press release contains forward-looking statements and information on France Telecom’s objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

The financial information in this press release is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the French Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Market share figures included in this press release are estimations by France Telecom.

The Group’s consolidated financial statements for the first half of 2007 are published on the France Telecom website (www.francetelecom.com).

appendix 1: consolidated statement of income for the six months ended 30 June 2007 and 30 June 2006

(millions of euros)	2007	2006
Revenues	25 913	25 371
External Purchases	(11 030)	(10 933)
Other operating income	236	284
Other operating expenses	(1 276)	(1 078)
Labour expenses: wages and employee benefit expenses	(4 427)	(4 386)
Gross Operating Margin	9 416	9 258
Employee profit-sharing	(159)	(140)
Share-based compensation	(137)	(19)
Depreciation and amortization	(4 007)	(3 832)
Impairment of goodwill	0	0
Impairment of non-current assets	(15)	(131)
Gains (losses) on disposal of assets	409	92
Restructuring costs	(45)	(106)
Share of profits (losses) of associates	1	17
Operating income	5 463	5 139
Interest expense	(1 240)	(1 248)
Foreign exchange gains (losses)	1	20
Discounting expense	(57)	(70)
Finance costs, net	(1 296)	(1 298)
Income tax	(543)	(1 214)
Consolidated net income after tax of continuing operations	3 624	2 627
Consolidated net income after tax of discontinued operations	0	132
Consolidated net income after tax	3 624	2 759
Net income attributable to equity holders of France Telecom SA	3 308	2 346
Minority interests	316	413

appendix 2: consolidated balance sheet at 30 June 2007 and 31 December 2006

(millions of euros)	30 June 2007	31 Dec 2006
ASSETS
Goodwill, net	31 122	31 517
Other intangible assets, net	17 634	18 713
Property, plant and equipment, net	27 586	28 222
Interests in associates	325	360
Assets available for sale	307	338
Other non-current financial assets and derivatives	1 162	987
Deferred tax assets	7 856	8 250
Total non-current assets	85 992	88 387
Inventories, net	804	844
Trade receivables, net	6 502	6 756
Other current assets	1 691	1 788
Current tax assets	89	247
Prepaid expenses	722	580
Other current financial assets and derivatives	434	599
Cash and cash equivalents	3 257	3970
Total current assets	13 499	14 784
Assets held for sale	1 265	-
TOTAL ASSETS	100 756	103 171
EQUITY AND LIABILITIES
Share capital	10 436	10 427
Additional paid-in capital	15 215	15 179
Retained earnings (deficit)	(4 198)	(5 171)
Net income	3 308	4 139
Translation adjustment	2 273	2 220
Equity attributable to shareholders of France Telecom SA	27 034	26 794
Minority interests	4 362	4 844
Total equity	31 396	31 638
Exchangeable or convertible bonds (non-current)	29 136	30 829
Other non-current financial debt and derivatives	6 793	7 234
Non-current employee benefits	546	534
Other non-current provisions	2 344	2 206
Other non-current liabilities	1 371	1 494
Deferred tax liabilities	1 631	1 749
Total non-current liabilities	41 821	44 046
Exchangeable or convertible bonds, and other current financial debt and derivatives	9 754	8 057
Accrued interest payable	993	1 240
Current employee benefits	1 495	1 606
Current provisions	1 269	1 816
Trade payables	8 197	9 015
Other current liabilities	2 112	2 110
Current tax payables	314	466
Prepaid expenses	3 153	3 177
Total current liabilities	27 287	27 487
Liabilities related to assets held for sale	252	-
TOTAL EQUITY AND LIABILITIES	100 756	103 171

appendix 3: statement of consolidated cash flows for the six months ended 30 June 2007 and 30 June 2006

(millions of euros)	2007	2006

operating activities
Net income attributable to equity holders of France Telecom SA	3 308	2 346
Neutralization of non-monetary items	5 391	6 350
Change in inventories, trade receivables and trade payables	(149)	17
Change in other working capital	(72)	(85)
Other operating monetary items	(1 926)	(1 978)
Net cash provided by operating activities	6 552	6 650

investing activities
Purchase of property, plant and equipment and intangible assets, net of the change in asset suppliers	(3 343)	(3 407)
Proceeds from sales of property, plant and equipment and intangible assets	51	71
Cash paid for investment securities, net of cash acquired	(128)	(212)
Proceeds from the sale of investment securities, net of cash transferred	412	59
Decrease (increase) in marketable securities and other long-term assets	164	(29)
Net cash used in investing activities	(2 844)	(3 518)

financing activities
Issuances: bonds convertible, exchangeable or redeemable into shares and long-term debt	2 882	1 490
Redemptions and repayments: bonds convertible, exchangeable or redeemable into shares and long-term debt	(3 825)	(3 883)
Increase (decrease) in bank overdrafts and short-term borrowings	576	1 044
Dividends paid	(3 648)	(3 086)
Exchange rate effects on derivatives, net	(35)	(664)
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	(191)	158
Capital increase	39	16
Buyback of own shares	(229)	(8)
Net cash used in financing activities	(4 431)	(4 933)

Cash and cash equivalents at beginning of half-year	3 970	4 097
Net change in cash and cash equivalents	(723)	(1 801)
Effect of exchange rate changes on cash and cash equivalents	18	(35)
Cash and cash equivalents at end of half-year	3 265	2 261

organic cash flow
Net cash provided by operating activities	6 552	6 650
Purchase of property, plant and equipment and intangible assets, net of the change in asset suppliers	(3 343)	(3 407)
Proceeds from the sale of property, plant and equipment and intangible assets	51	71
Organic cash flow	3 260	3 314

appendix 4: change in net financial debt in the first half of 2007

(millions of euros)

Net financial debt at 31 December 2006	42 017

Organic cash flow	(3 260)
Proceeds from the sale of investment securities, net of cash transferred	(412)
Dividends paid by France Telecom SA	3 117
Dividends paid to minority shareholders	531
Financial investments	128
Other items	(8)

Net financial debt at 30 June 2007	42 113

appendix 5: revenues

(millions of euros)	30 June 2007	30 June 2006 historical basis	30 June 2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Personal Communication Services	14 107	13 429	13 473	5.0	4.7
France	4 828	4 823	4 824	0.1	0.1
United Kingdom	3 015	2 870	2 924	5.0	3.1
Spain	1 676	1633	1 633	2.6	2.6
Poland	995	921	932	8.0	6.8
Rest of World	3 692	3 284	3 261	12.4	13.2
Eliminations	-99	-101	-100	-2.1	-0.7
Home Communication Services	11 168	11 127	11 223	0.4	-0.5
France	8 838	8 714	8 742	1.4	1.1
Consumer Services	4 712	4 720	4 709	-0.2	0.1
Carrier Services	3 004	2 773	2 932	8.3	2.5
Other HCS revenues	1 121	1 222	1 102	-8.2	1.8
Poland	1 421	1 543	1 561	-7.9	-9.0
Rest of World	1 029	959	1 008	7.2	2.0
Eliminations	-120	-90	-88	32.4	35.3
Enterprise Communication Services	3 800	3 820	3 845	-0.5	-1.2
Business Network Legacy	1 857	2 100	2 080	-11.6	-10.7
Advanced Business Network	962	921	900	4.5	6.9
Extended Business Services	538	384	477	40.0	12.8
Other Business services	443	414	388	6.9	14.3
Inter-segment eliminations	-3 162	-3 005	-3 119	5.2	1.3
Total	25 913	25 371	25 422	2.1	1.9

(millions of euros)	2007	2006 historical basis	2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
1st quarter
Personal Communication Services	6 931	6 633	6 643	4.5	4.3
France	2 388	2 391	2 391	-0.1	-0.1
United Kingdom	1 489	1 444	1 478	3.1	0.8
Spain	821	803	803	2.3	2.3
Poland	479	452	446	5.9	7.4
Rest of World	1 801	1 592	1 573	13.1	14.5
Eliminations	-47	-49	-48	-5.4	-2.5
Home Communication Services	5 574	5 562	5 597	0.2	-0.4
France	4 405	4 347	4 367	1.3	0.9
Consumer Services	2 370	2 358	2 352	0.5	0.8
Carrier Services	1 483	1 384	1 465	7.2	1.2
Other HCS revenues	552	606	550	-8.8	0.5
Poland	707	787	776	-10.2	-8.9
Rest of World	517	470	497	10.1	4.1
Eliminations	-55	-42	-43	30.4	29.2
Enterprise Communication Services	1 890	1 919	1 928	-1.5	-2.0
Business Network Legacy	944	1 085	1 074	-13.0	-12.1
Advanced Business Network	477	455	444	5.0	7.5
Extended Business Services	259	182	231	42.8	12.4
Other Business services	209	198	179	5.7	16.9
Inter-segment eliminations	-1 551	-1 498	-1 551	3.6	0.0
Total	12 844	12 616	12 617	1.8	1.8
2nd quarter
Personal Communication Services	7 175	6 796	6 830	5.6	5.1
France	2 441	2 432	2 433	0.4	0.3
United Kingdom	1 526	1 426	1 446	7.0	5.5
Spain	854	830	830	3.0	3.0
Poland	516	469	486	10.1	6.2
Rest of World	1 891	1 691	1 688	11.8	12.0
Eliminations	-53	-52	-52	1.1	1.0
Home Communication Services	5 594	5 565	5 626	0.5	-0.6
France	4 433	4 367	4 375	1.5	1.3
Consumer Services	2 342	2 362	2 356	-0.8	-0.6
Carrier Services	1 521	1 389	1 467	9.5	3.7
Other HCS revenues	569	616	552	-7.6	3.1
Poland	714	756	785	-5.5	-9.0
Rest of World	511	489	511	4.5	-0.1
Eliminations	-65	-48	-46	34.2	41.0
Enterprise Communication Services	1 910	1 901	1 917	0.5	-0.4
Business Network Legacy	913	1015	1 006	-10.1	-9.3
Advanced Business Network	485	467	456	3.9	6.4
Extended Business Services	278	202	246	37.4	13.1
Other Business services	234	216	209	8.0	12.0
Inter-segment eliminations	-1 611	-1 507	-1 568	6.8	2.7
Total	13 068	12 755	12 805	2.5	2.1

appendix 6: gross operating margin at 30 June 2007 and 30 June 2006

(millions of euros)		30 June 2007	30 June 2006	30 June 2006	Change (in %)	Change (in %)

			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		4 974	4 884	4 788	1.8	3.9
Of which	Personal France	1 943	1 934	1 903	0.5	2,1
	Personal United Kingdom	712	765	779	-6.9	-8,6
	Personal Spain	393	489	432	-19.7	-9,0
	Personal Poland	383	299	303	28.1	26,6
	Personal Rest of World	1 544	1 397	1 371	10.5	12,6
	Eliminations	-	-	-	-	-
Home Communication Services		3 795	3 542	3 701	7.1	2.5
Of which	Home France	3 129	2 683	2 836	16.6	10,3
	Home Poland	584	743	752	-21.4	-22,3
	HCS Rest of World	82	116	113	-29.4	-27,4
	Eliminations	-	-	-	-	-
Enterprise Communication Services		648	833	749	-22.2	-13.5
Inter-segment eliminations		-1	-2	-2	-5.9	-5.9
Total Gross Operating Margin		9 416	9 258	9 236	1.7	1.9

appendix 7: CAPEX at 30 June 2007 and 30 June 2006

(millions of euros)		30 June 2007	30 June 2006	30 June 2006	Change (in %)	Change (in %)

			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		1 537	1 586	1 527	-3.1	0.6
Of which	Personal France	382	486	427	-21.5	-10,6
	Personal United Kingdom	191	256	260	-25.4	-26,6
	Personal Spain	226	184	184	22.7	22,7
	Personal Poland	133	113	115	17.8	16,4
	Personal Rest of World	604	546	540	10.7	11,8
	Eliminations	-	-	-	-	-
Home Communication Services		1 232	1 261	1 326	-2.3	-7.0
Of which	Home France	917	918	978	-0.1	-6,3
	Home Poland	199	187	189	6.2	5,0
	HCS Rest of World	117	156	159	-25.0	-26,3
	Eliminations	-	-	-	-	-
Enterprise Communication Services		198	200	200	-1.2	-1.4
Inter-segment eliminations		-	-	-	-	-
Total CAPEX		2 967	3 047	3 053	-2.6	-2.8

appendix 8: France Telecom’s key operational performance indicators

(historical basis)	31 March 2006	30 June 2006	30 September 2006	31 December 2006	31 March 2007	30 June 2007

Customers of the France Télécom Group
Total number of customers* (millions)	146.996	149.001	153.286	158.596	161.081	163.327
- of which mobile services customers (millions)	86.466	88.664	92.598	97.633	100.103	102.543
- of which ADSL broadband customers (millions)	8.141	8.549	9.034	9.656	10.185	10.524

Personal Communication Services (PCS)
Total number of customers* (millions)	86.466	88.664	92.598	97.633	100.103	102.543
- of which contract customers (millions)	35.593	36.064	37.227	38.545	39.150	39.989
- of which broadband customers (millions)	2.244	2.924	3.896	5.771	7.237	8.940
Personal France
Total number of customers* (millions)	22.458	22.390	22.543	23.268	23.226	23.403
- of which contract customers (millions)	13.944	14.076	14.352	14.714	14.843	15.050
- of which broadband customers (millions)	1.506	1.903	2.522	3.595	4.376	5.221
Total ARPU (euros)	421	417	413	410	406	403
Number of MVNO customers (millions)	0.259	0.431	0.617	0.841	1.001	1.114
Personal United Kingdom
Total number of customers* (millions)	14.958	14.951	15.140	15.333	15.096	15.165
- of which contract customers (millions)	4.898	4.731	4.918	4.968	4.970	5.183
- of which broadband customers (millions)	0.425	0.526	0.728	0.931	1.139	1.368
Total ARPU (GBP)	263	261	259	257	257	258
Personal Spain
Total number of customers* (millions)	10.534	10.664	10.837	11.114	11.058	10.692
- of which contract customers (millions)	5.106	5.149	5.223	5.420	5.464	5.621
- of which broadband customers (millions)	0.123	0.173	0.242	0.422	0.695	0.925
Total ARPU (euros)	311	307	303	301	300	301
Personal Poland
Total number of customers* (millions)	10.419	11.127	11.738	12.521	12.781	13.056
- of which contract customers (millions)	4.203	4.363	4.603	4.803	4.987	5.189
- of which broadband customers (millions)	0.029	0.043	0.061	0.081	0.105	0.131
Total ARPU (PLN)	704	686	678	657	633	615
Personal Rest of World
Total number of customers* (millions)	28.098	29.532	32.341	35.397	37.942	40.227
- of which contract customers (millions)	7.442	7.745	8.131	8.641	8.886	8.946
- of which broadband customers (millions)	0.161	0.279	0.343	0.742	0.922	1.295
*	Excluding customers of MVNOs

(historical basis)	31 March 2006	30 June 2006	30 Sept. 2006	31 December 2006	31 March 2007	30 June 2007

Home Communication Services (HCS)
Total number of ADSL customers (millions)	8.141	8.549	9.034	9.656	10.185	10.524
Total number of Liveboxes (millions)	2.407	2.918	3.468	4.146	4.765	5.216
Total number of Voice over IP customers (millions)	1.408	1.732	2.078	2.536	3.177	3.640
Total number of ADSL television customers (millions)	0.229	0.306	0.426	0.590	0.768	0.872
Home France
Consumer Market
Total number of fixed line subscribers (millions)	26.645	26.318	25.946	25.470	24.774	23.942
Total number of ADSL customers at end of period (millions)	4.926	5.216	5.536	5.920	6.329	6.575
ADSL market share at end of period (%) *	49.7	49.7	49.6	49.3	49.2	49.2
Number of Liveboxes (millions)	2.131	2.515	2.931	3.437	3.916	4.273
Number of Voice over IP customers (millions)	1.207	1.464	1.731	2.081	2.624	3.017
Number of ADSL television customers (millions)	0.229	0.306	0.421	0.577	0.745	0.837
Total ARPU (euros)	27.1	27.2	27.5	28.0	28.6	29.2
- of which subscription fees (euros)	12.9	12.9	13.1	13.3	13.5	13.8
- of which calling services (euros)	9.2	9.0	8.7	8.5	8.3	8.0
- of which Internet services (euros)	5.1	5.4	5.8	6.2	6.8	7.4
Operator Market
Number of unbundled lines (millions)	3.157	3.351	3.513	3.919	4.308	4.547
- of which total unbundling (millions)	0.953	1.243	1.585	2.109	2.555	2.865
- of which partial unbundling (millions)	2.204	2.108	1.928	1.810	1.754	1.682
Wholesale ADSL rental to third party ISPs (millions)	1.789	1.883	1.947	2.079	2.185	2.208
- of which wholesale naked ADSL rental ** (millions)	-	-	0.003	0.188	0.442	0.643
Wholesale line rentals (millions)	-	0.001	0.016	0.015	0.080	0.449
Home Poland
Total number of telephone lines (millions)	10.485	10.388	10.275	10.128	9.927	9.802
Number of ADSL customers (millions)	1.302	1.402	1.543	1.703	1.760	1.864
Home Rest of World
Number of ADSL customers (millions)	1.912	1.932	1.956	2.033	2.095	2.085
- of which customers in the United Kingdom (millions)	0.986	1.004	1.029	1.063	1.095	1.090
- of which customers in Spain (millions)	0.586	0.593	0.593	0.640	0.681	0.698
- of which customers in the Netherlands (millions)	0.340	0.335	0.334	0.330	0.319	0.297

Enterprise Communication Services
Number of IP-VPN accesses – world (thousands)	214	228	242	256	266	273
Number of Business Everywhere customers in France	420	443	465	486	505	525
(thousands)

* France Telecom estimates.

** See glossary.

appendix 9: highlights

Highlights
June
29/06/07	Netherlands – Orange signs a 5-year service contract with Ericsson to manage its mobile network
20/06/07	Austria – France Telecom and Mid Europa Partners acquire One GmbH, Austria’s third largest mobile phone operator, which will adopt the Orange brand
19/06/07	Group – Thierry Zylberberg appointed Executive Vice President and Head of Orange’s Healthcare Division, which was set up to develop offers for healthcare services and services to dependent people
19/06/07	France – Nat Geo HD now on Orange TV. Nat Geo is the first HD-only channel broadcast in France and offers a selection of the best of National Geographic Channel’s documentaries
18/06/07	United Kingdom – Orange UK announces a change in its customer organization with the creation of two divisions: sales and business development
18/06/07	France – Opening of Unik convergent mobile to all 30,000 Wi-Fi hot spots throughout France.
15/06/07	France – The French National Olympics and Sports Committee chooses Orange to broadcast and feature all sports. This decision, to be sealed by a partnership agreement, will give greater exposure for sports and sporting events previously given little media exposure
13/06/07	Norway – Orange Business Services and the Norwegian oil group Statoil sign a €9.3 million contract to plan its network infrastructure and manage the international IP network
07/06/07	France – Orange Business Services optimizes the networks of Groupama and Vivarte group with Business Applications Management
06/06/07

Spain – Acquisition of a 100% stake in Ya.com

This acquisition, for an enterprise value of €320 million, consolidates Orange’s number two position in the Spanish ADSL market with more than one million subscribers

06/06/07	France - Orange launches 3 new thematic packages: Orange offers new paid TV packages to customers with 14 thematic channels (sports, kids, entertainment, movies, etc.)
May
31/05/07	France - La Poste chooses Orange’s Business Talk, the “two-in-one” service with one fixed or mobile number, one messaging, and special rates for all business communications
31/05/07	United Kingdom - Orange UK launches three new rates: Orange Solo, Orange Venture and Orange Momentum, suited to the specific requirements of businesses, regardless of size
28/05/07	Netherlands - France Telecom begins a formal process to examine offers to acquire its Dutch subsidiary
22/05/07	Group - Jonathan Morley joins the Communications and Brand Department as Group Vice President, Brand, to manage the Orange brand architecture and deliver the Orange brand experience to our customers
21/05/07	Group - Description of France Telecom’s share buyback programme (objectives, terms and conditions, and duration)
21/05/07	Group - Orange Business Services and Microsoft join forces and expertise to launch “Business Together with Microsoft”, a new service for messaging, collaboration and unified communication
18/05/07	France - Mobile number portability: Orange ready to launch “phase 2”: For consumers, a fast (10 days), simple procedure (“single counter”) with a short termination notice period
16/05/07	United Kingdom - Orange UK launches its second major advertising campaign for 2007: “Life, as you like it”
14/05/07	Group – Draft resolutions to be submitted to the General Meeting of Shareholders on 21 May 2007
10/05/07	Group – France Telecom entrusts implementation of a liquidity contract on its ordinary shares to Rothschild & Cie Banque to increase share liquidity and reduce excess volatility
11/05/07	Spain – Following billing by the second, a rate drop in the mobile market is announced
09/05/07	France – AG2R chooses Orange to develop and integrate IP communications solutions (optimize customer help and enhance the effectiveness of business telephony)
April
26/04/07	Group – Olaf Swantee joins the Group as Executive Vice President in charge of Personal Communication Services and of UK, Northern European and Middle Eastern operations. Sanjiv Ahuja has relinquished his executive duties within the Group. He will maintain his links with the Group as Chairman of Orange UK and advisor to the Group’s Chairman and CEO, Didier Lombard
25/04/07	Moldavia – The leading mobile operator Voxtel, in which France Telecom has a 61% stake, comes under the Orange banner

Highlights
25/04/07	France – Orange Travel brings together a range of services that meet the needs of Orange mobile customers when they travel abroad for business or pleasure. This guarantees 15% lower rates on average in the European Union and a range of offers with further discounts of 25 to 60%
20/04/07	Spain – Jean-Marc Vignolles becomes manager of Spain operations, replacing Belarmino García. This nomination becomes effective on 1 July.
19/04/07	France – Orange launches “Mobile minutes + unlimited international”. For €7/month including tax, this option offers customers who already have Orange VoIP several more advantages: 30 minutes per month to mobiles in the metropolis and a preferential rate thereafter, unlimited calls to fixed phones in French territories and regional Europe and to fixed and mobile phones in North America.
17/04/07	France – Eurosport, Eurosport 2, TMC, NT1 Remix, Jet, OMTV and Gulli come to Orange World: More than 60 channels now accessible on directOrange, the mobile TV pioneer, continue to enrich its line-up of mobile TV channels.
16/04/07	Jordan – France Telecom announces the acquisition of 51% of Lightspeed Communications in Bahrain. This acquisition will be undertaken by its subsidiary Jordan Telecom Group, leading Fixed, Mobile, Internet and Content operator in Jordan.
13/04/07	Group – France Telecom’s board of directors, meeting on 4 April 2007, decided to submit the nomination of Mrs. Claudie Haigneré as independent director of France Telecom to the company’s Annual General Meeting of Shareholders to be held 21 May.
12/04/07	France – Paramount Pictures: A fourth US studio becomes partner to 24/24 Video on demand. Orange entered into an agreement with the US studio Paramount Pictures covering the territory of France. Paramount’s latest productions, including DreamWorks films, will supplement the video on demand offer of the Internet and Orange TV.
5/04/07	Central African Republic – Acquisition of a mobile / Internet license. After its recent acquisition of mobile licenses in Guinea Bissau and Guinea, France Telecom announces the development of its African operations with the purchase of a mobile and Internet license in the Central African Republic.
04/04/07	United Kingdom – Orange and Blyk today announced an MVNO deal that will see Blyk customers using the Orange network to make calls, send messages and access the mobile internet.
04/04/07	Group – The Board of Directors of France Telecom approves a share-based compensation plan for Group employees, including a stock option plan and the distribution of free shares
03/04/07	Egypt – France Telecom expands its presence in Egypt by establishing a Research and Development centre in Cairo, a member of the Orange Labs network
03/04/07	France – Orange Business Services finishes rolling out the secure IP VPN network of the Gendarmerie Nationale and continues to provide outsourced communication services through Orange Business Services
02/04/07	United Kingdom – Orange launches 24-month pay monthly packages. These contracts will provide customers with 50% extra value on 18-month contracts.

All press releases are available on the Group’s websites:

•	www.francetelecom.com

•	www.orange.co.uk

•	www.orange.es

•	www.tp-ir.pl

•	www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues for the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNOs) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates . The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

external purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call centre subcontracting expenses, net of capitalized production of goods and services).

gross operating margin (GOM)

Revenues and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. Next generation networks (known as 3G+) enabling high-speed broadband applications such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Jordan, Madagascar, Mauritius, Mexico, Moldavia, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Switzerland and the Netherlands.

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone subsciption. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNOs).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenues from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenues from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 2, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information